NEW DAY FINANCIAL MANAGEMENT, INC.

55 S. Valley Verde Dr. #235-106

Henderson, NV 89012

April 26, 2012

To:	Duc Dang, Senior Counsel
Or Sandra B. Hunter, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Amendment Number 6 to Registration Statement on Form S-1
Filed March 22, 2012
File No.: 333-166801

Dear Mr. Deng:

The following are the company’s responses and revisions to its filing pursuant to your letter dated April 17, 2012:

Experts

1.

Please update this section for the most recent financial statements audited.

The disclosure has been revised, accordingly.

Number of total employees and number of full time employees, page 18

2.

We note your response to comment 7 of our letter dated November 30, 2011, in which you indicate that you have no plans to hire third party consultants for the remainder of 2012.  We further note you indicate on page 18 that you will hire third-party consultants in the normal course of your business.  Please revise to clarify your time-frame for hiring third-party consultants throughout the document.

The registration statement has been revised, as follows:

In the normal course of our business, we may be required to outsource projects or the client to a third-party consultant, whom we will have no direct oversight or control over.  Any such consultants will be non-salaried third-parties who will be expected to provide various professional services to our clients on our behalf.  These consultants will be independent and paid on a per-project basis and will not be considered employees.  As of the date of this prospectus, we have not hired or contracted any persons.  Given the decline in business during the year ended December 31, 2011 and a tepid economic forecast for the current fiscal year 2012, we do not expect to hire any third-party consultants for the foreseeable future.

United States Securities and Exchange Commission

Re: New Day Financial Management, Inc.

April 26, 2012

Management’s Discussion and Plan of Operation, page 34

Results of Operations for the years ended December 31, 2011 and 2010, page 34

3.

We note your response to comment 4 and reissue our prior comment in part. Please revise to clarify whether the revenues disclosed were from recurring customers or new customers in the periods discussed. Also, identify the employees or other persons that provided the services for which you earned revenues.

The registration statement has been revised, as follows:

Revenues generated in the year ended December 31, 2011 were $10,000.  100% of revenues during the year were generated from two clients, both of whom we had no previous business relationship with.  Ms. Mannix, our President, provided corporate identity and marketing consulting, operational analysis and strategy brainstorming services to these clients during the year ended December 31, 2011.  We have no long-term or guaranteed contracts in place with any of these customers and there can be no assurance that any of these customers will continue to engage our services.

In comparison, we generated an aggregate of $30,000 in revenues, of which $5,000 was from a related-party, during the year ended December 31, 2010.  All revenues during the period were generated from six clients, none of whom we have long-term or guaranteed arrangements with and all of whom were new client acquisitions to whom we did not provide any prior business service.  Ms. Mannix and Ms. Hootman serviced all customers during this period.  We believe the substantial decrease in revenues during the comparable periods is attributed to a weakness in the general economy.  We believe the weakness has affected small business owners’ willingness and capability to spend money on investments with no immediate, guaranteed rate of return.  We believe our services provide long-term benefits; however, without a measurable, quantifiable return, we have recently been viewed as a cost center, rather than a revenue generating asset.  We have no long-term or guaranteed contracts in place with any customers, and there can be no assurance that our major customers will continue to engage our services, or that we will be able to replace revenues from such customers with revenues from other customers.

Consent of Independent Registered Public Accounting Firm

4.

The consent included does not provide permission for use of the auditor’s report within a Form S-1 filing.  Please provide an updated consent with the appropriate wording modifications in future filings.

A revised consent letter containing the appropriate wording has been provided as Exhibit 23(b) to the amended registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Karen Mannix

Karen Mannix

President and CEO

New Day Financial Management, Inc.

Enclosures